Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended 30 September
(Millions of dollars)	2010	2009	2008	2007	2006

Earnings:
Income from continuing operations (1)	$1,054.5	$651.3	$1,113.5	$1,040.4	$753.0

Add (deduct):
Provision for income taxes	354.9	196.2	381.7	289.0	271.9
Fixed charges, excluding capitalized interest	147.9	149.2	188.8	190.9	146.7
Capitalized interest amortized during the period	8.7	7.7	6.6	6.4	6.5
Undistributed earnings of less-than-fifty-percent-owned affiliates	(29.2)	(44.2)	(72.7)	(61.2)	(29.2)

Earnings, as adjusted	$1,536.8	$960.2	$1,617.9	$1,465.5	$1,148.9

Fixed Charges:
Interest on indebtedness, including capital lease obligations	$121.8	$125.1	$164.4	$163.7	$119.8
Capitalized interest	14.5	22.2	27.3	14.6	18.8
Amortization of debt discount premium and expense	5.6	4.7	4.0	4.1	4.8
Portion of rents under operating leases representative of the interest factor	20.5	19.4	20.4	23.1	22.1

Fixed charges	$162.4	$171.4	$216.1	$205.5	$165.5

Ratio of Earnings to Fixed Charges (2):	9.5	5.6	7.5	7.1	6.9

(1)	During the twelve months ended 30 September 2009, income from continuing operations included a charge of $298.2 ($200.3 after-tax) for the global cost reduction plan.
(2)

The ratio of earnings to fixed charges is determined by dividing earnings, which includes income from continuing operations before taxes, undistributed earnings of less-than-fifty-percent-owned affiliates, and fixed charges, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).